UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11‑K/A

(Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission File Number 1-12358

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLONIAL PROPERTIES TRUST AMENDED AND RESTATED
401(k) PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Explanatory Note

This Annual Report on Form 11-K/A constitutes Amendment No. 1 (the "Amendment") to Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan Annual Report on Form 11-K for the year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on June 15, 2011 (the "Original Filing"). This Amendment is being filed solely to correct the inadvertent omission of two dates in the Consent of Independent Registered Public Accounting Firm, which was filed as Exhibit 23.1. Except as described above, no other changes have been made to the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST
AMENDED AND RESTATED
401(k)     PROFIT SHARING PLAN

Date: June 17, 2011                     /s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer &
Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Sellers, Richardson, Holman & West, LLP	Filed herewith